

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

May 10, 2017

Via E-mail
Mr. Paul M. Meurer
Chief Financial Officer
Realty Income Corporation
11995 El Camino Real
San Diego, CA 92130

**Re: Realty Income Corporation
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 23, 2017
File No. 001-13374**

Dear Mr. Meurer:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA), page 45

1.   We note your definition of EBITDA. Please note that measures calculated differently from EBITDA (as described in Exchange Act Release No. 47226) should not be characterized as EBITDA and their titles should be distinguished from EBITDA, such as Adjusted EBITDA. Reference is also made to Question 103.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

2.   Please explain to us how you concluded that it would be appropriate to present annualized EBITDA results, and explain to us how you determined annualized results provide meaningful information to investors.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or Shannon Sobotka, Staff Accountant, at (202) 551-3856 with any questions.

Sincerely,

/s/ Shannon Sobotka

Shannon Sobotka
Staff Accountant
Office of Real Estate and
Commodities